SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         Hallwood Realty Partners, L.P.
                         ------------------------------
                                (Name of Issuer)


                Units Representing Limited Partnership Interests
                ------------------------------------------------
                         (Title of Class of Securities)


                                     40636T5
                                 --------------
                                 (CUSIP Number)


                                 Mr. Steven Roth
                              Interstate Properties
                                  Park 80 West
                                    Plaza II
                         Saddle Brook, New Jersey 07663
                                 (201) 587-1000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                November 4, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO. 014752109
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Interstate Properties 22-1858622
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                         [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
 NUMBER OF          95,700
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          0
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           95,700
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     95,700
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

         The class of equity securities to which this Statement relates is units representing limited partnership interests ("Units"), of Hallwood Realty Partners, L.P., a Delaware limited partnership (the "Company"), which has its principal executive offices at 3710 Rawlins, Suite 1500, Dallas, TX, 75219-4298.


Item 2.   Identity and Background.

         (a), (f) This Statement is being filed by Interstate Properties, a New Jersey general partnership ("Interstate").

         (b) Interstate's principal executive offices are located at Park 80 West, Plaza II, Saddle Brook, N.J. 07663. Vornado's principal executive offices are located at Park 80 West, Plaza II, Saddle Brook, N.J. 07663.

         (c) The principal business of Interstate is real estate and investments. The name, business address and principal occupation (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the general partners of Interstate is listed on Annex A hereto. Each of such persons is a United States citizen.

         (d) - (e) During the last five years, none of Interstate or any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

         All Units owned by Interstate were acquired with the working capital of Interstate, for an aggregate of $2,730,687.


Item 4.  Purpose of Transaction.

         Interstate acquired the Units described in Item 5 for investment purposes.

         Interstate will assess its investment in the Company and, depending on market conditions and other factors, may acquire additional Units, dispose of all or any portion of the Units it now owns or may hereafter acquire, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary transaction could involve one or more additional parties), engage in discussions with the management and/or other significant unitholders of the Company and take any other action which Interstate may deem to be appropriate in the circumstances.

Item 5.   Interest in Securities of the Issuer.

         (a) - (b) Interstate owns 95,700 Units (5.7% of the 1,672,556 Units reported by the Company as outstanding as of November 2, 1998 in its Quarterly Report on Form 10-Q for the period ended September 30, 1998). Interstate has sole voting and dispositive power with respect to such Units.

          (c) Interstate has engaged in the following transactions in Units in the past sixty days on the American Stock Exchange.

Date                 Units               Price
--------            ------              -------
10/21/98            1,000               46 7/16
10/21/98            1,000               47
10/28/98              600               46 1/2
10/29/98              400               46 1/2
11/04/98            1,000               45
11/05/98              400               44 1/2
11/06/98              900               49
11/06/98              100               48 1/2
11/20/98            1,000               54
11/23/98            1,000               54 7/16
11/23/98            1,000               54 5/8
11/23/98            1,000               55
11/23/98            1,000               55 1/2
11/23/98            1,000               56
11/23/98            1,000               56 1/2
11/23/98            1,000               57
11/23/98            1,000               57 1/2
11/23/98            1,000               58
11/23/98              400               54 11/16

          (d)  Not applicable.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


Item 7.   Material to be Filed as Exhibits.

          None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 1998

                              INTERSTATE PROPERTIES



                              By:   /s/ Steven Roth
                                   ---------------------------------------------
                                   Steven Roth,
                                   General Partner

                                    ANNEX A


Name                           Business Address                     Principal Occupation

Steven Roth(1)                 Vornado Realty Trust(2)              General Partner of Interstate and
                                                                    Chairman of the Board and Chief
                                                                    Executive Officer of Vornado

David Mandelbaum(1)            Mandelbaum & Mandelbaum
                                 80 Main Street
                                 West Orange, N.J. 07052            Partner in law firm

Russell B. Wight, Jr.(1)       278 South Maya Palm Drive
                                 Boca Raton, Florida 33432(2)       General Partner of Interstate








-------------------------

1  General Partner of Interstate Properties.

2  Vornado's address is Park 80 West, Plaza II, Saddle Brook, New Jersey 07663.